As filed with the Securities and Exchange Commission on November 8, 2013
Registration No. 333-_________

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933
CINCINNATI BELL INC.
(Exact name of registrant as specified in its charter)

Ohio (State or other jurisdiction of incorporation or organization)	31-1056105 (I.R.S. Employer Identification No.)

221 East Fourth Street
Cincinnati, Ohio 45202
(513) 397-9900
(Address, including zip code, of registrant’s principal executive office)
CINCINNATI BELL INC.
SAVINGS AND SECURITY PLAN
(Full title of the plan)

Christopher J. Wilson
Vice President, General Counsel and Secretary
221 East Fourth Street
Cincinnati, Ohio 45202
(513) 397-9900
(Name, address including zip code, and telephone number including area code, of agent for service)

Please send copies of all communications to:

Neil Ganulin, Esq.
Frost Brown Todd LLC
3300 Great American Tower
301 East Fourth Street
Cincinnati, Ohio 45202
(513) 651-6800

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.
Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)(2)	Proposed maximum offering price per share(3)	Proposed maximum aggregate offering price (3)	Amount of registration fee(3)
Common shares, par value $0.01 per share	3,000,000	$2.91	$8,730,000	$1,124.42

(1)
Pursuant to Rule 416(a), this registration statement also covers additional common shares to be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)	In addition, pursuant to Rule 416(c), this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the plan described herein.

(3)
Estimated in accordance with Rule 457(c) pursuant to Rule 457(h)(1), based upon the average of the high and low prices per share on the New York Stock Exchange on November 4, 2013, which was $2.91, solely for the purpose of calculation of the registration fee.

Part II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Certain Documents by Reference

The following documents have been filed by Cincinnati Bell Inc. (the “Company”) with the Commission (File No. 1-8519) and are incorporated herein by reference:

•	The Annual Report on Form 11-K of the Cincinnati Bell Inc. Savings and Security Plan for the year ended December 30, 2012;

•	The Company’s Annual Report on Form 10-K for the year ended December 31, 2012;

•	The Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2013, June 30, 2013 and September 30, 2013;

•
The Company’s Current Reports on Form 8-K filed on January 8, 2013, January 18, 2013, January 25, 2013, January 29, 2013, February 6, 2013, February 27, 2013, April 30, 2013, May 9, 2013, June 6, 2013, June 25, 2013, July 11, 2013, July 31, 2013, August 8, 2013, September 10, 2013, September 13, 2013, September 23, 2013, September 24, 2013, October 15, 2013 and October 29, 2013; and

•	For a description of the Company’s common shares registered under Section 12 of the Exchange Act, see Item 4, Description of Capital Stock, below.

All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Subsequently Filed Documents”), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be a part of this Registration Statement from the date of filing such documents.

Any statement contained in this Registration Statement or in a document incorporated by reference in this Registration Statement shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any Subsequently Filed Document modifies or supersedes such statement. Any such modified or superseded statement shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement.

The Company will provide without charge, upon written or oral request, to each person to whom a copy of this Registration Statement is delivered, a copy of any or all of the documents incorporated by reference herein, not including exhibits to such documents. Requests for such copies should be directed to the Vice President, General Counsel and Secretary, Cincinnati Bell Inc., 221 East Fourth Street, Cincinnati, Ohio 45202, telephone number (513) 397-9900.

Item 4. Description of Capital Stock

The following summary of the capital stock of the Company is subject in all respects to applicable provisions of the Ohio General Corporation Law, the Company’s Amended and Restated Articles of Incorporation and Amended and Restated Regulations.
General
The total authorized shares of capital stock of the Company consist of (i) 480,000,000 common shares, par value $.01 per share (“Common Shares”), (ii) 1,357,299 voting preferred shares, without par value, and (iii) 1,000,000 non-voting preferred shares, without par value (together with the voting preferred shares, “preferred shares”). The Company’s board of directors has designated 400,000 of its voting preferred shares as Series A Preferred Shares and 155,250 shares of its voting preferred shares as 6¾% Cumulative Convertible Preferred Shares (“6¾% Preferred Shares”). At the close of business on October 31, 2013, approximately 208,037,869 Common Shares were issued and outstanding and 155,250 6¾% Preferred Shares were issued and outstanding. The Series A Preferred shares were designated in connection with the Company’s rights agreement, which has expired, and no Series A Preferred Shares are outstanding.
Common Shares
Each holder of Common Shares is entitled to cast one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. Holders of Common Shares are entitled to receive dividends or other distributions declared by the board of directors. The right of the board of directors to declare dividends, however, is subject to the rights of any holders of preferred shares of the Company, certain requirements of Ohio law and certain limitations contained in the Company’s credit agreements.
No holder of Common Shares has preemptive rights nor the right to exercise cumulative voting in the election of directors.
The issuance of preferred shares affects certain rights of the Common Shares as described below.

Preferred Shares
The board of directors is authorized to provide for the issuance from time to time of preferred shares in series and, as to each series, to fix the designation, the dividend rate and the date or dates from which such dividends will be cumulative, the times when and the prices at which shares will be redeemable, the voluntary and involuntary liquidation prices, the sinking fund provisions, if any, applicable to such series, the conversion or exchange privileges, if any, of such series, the restrictions, if any, upon the payment of dividends or other distributions and upon the creation of indebtedness, if any, and any other rights, preferences and limitations. Cumulative dividends, dividend preferences and conversion, exchange and redemption provisions, to the extent that some or all of these features may be present when Company preferred shares are issued, could have an adverse effect on the availability of earnings for distribution to the holders of Common Shares.
Holders of 6¾% Preferred Shares are entitled to cast one vote per whole share that they own on all matters submitted to a vote of the shareholders, including the election of directors. Holders of 6¾% Preferred Shares and holders of Common Shares vote together as a single class, unless otherwise provided by law or the Amended and Restated Articles of Incorporation. Except as set forth in the immediately succeeding paragraph, the approval of each holder of 6¾% Preferred Shares is necessary to:

•	alter the voting rights,

•	reduce the liquidation preference,

•	reduce the rate of or change the time for payment of dividends, or

•	adversely alter certain redemption provisions of the 6¾% Preferred Shares.
In addition, the approval of at least two-thirds of the votes entitled to be cast by holders of 6¾% Preferred Shares is required to amend the Amended and Restated Articles of Incorporation to affect adversely the specified rights, preferences, privileges or voting rights of holders of 6¾% Preferred Shares.
If and when declared, dividends on 6¾% Preferred Shares are payable quarterly and accrue at a rate of 6¾% per annum per share on a liquidation preference of $1,000 per share, $67.50 per annum per share. The Company is allowed to declare and pay dividends only if permitted by Ohio law.
Unless previously redeemed or repurchased, 6¾% Preferred Shares are redeemable after April 5, 2000.
The 6¾% Preferred Shares may be converted at the option of the holder, unless previously redeemed or repurchased, at an initial conversion rate of 28.838 Common Shares per 6¾% Preferred Share. In order to protect the interests of holders of 6¾% Preferred Shares, the Amended and Restated Articles of Incorporation provide for adjustment of the conversion rate and related terms in the case of certain consolidations, mergers or changes in control of the Company.
In the event of the liquidation, dissolution or winding up of the business of the Company, holders of 6¾% Preferred Shares are entitled to receive the liquidation preference of $1,000 per share plus all accrued and unpaid dividends.
Anti-takeover Provisions
The Company’s Amended and Restated Articles of Incorporation regulate transactions between the Company and an interested shareholder. Under the Amended and Restated Articles of Incorporation, an “interested shareholder” is defined as (a) a shareholder who is the beneficial owner of 10% or more of the voting power of the Company, (b) a shareholder, who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, the Company and such shareholder at any time within the previous two years was the beneficial owner of 10% or more of the voting power of the Company, or (c) is the assignee or successor of one of the above-described beneficial owners of 10% or more of the voting shares of the Company. If any person is an interested shareholder under the Amended and Restated Articles of Incorporation, the affirmative vote of 80% of the outstanding voting power of the Company is required for any of the following:

•	any merger or consolidation of the Company or any of its subsidiaries with an interested shareholder;

•
any sale, lease, exchange, mortgage, pledge, transfer or disposition to or with an interested shareholder of any assets of the Company or any of its subsidiaries having an aggregate fair market value of $5,000,000 or more;

•
any sale or other transfer by the Company or any of its subsidiaries of any securities of the Company or any of its subsidiaries to an interested shareholder for consideration of $5,000,000 or more in fair market value;

•	the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an interested shareholder; or

•
any reclassification of securities or recapitalization of the Company, or merger or consolidation or other transaction which has the effect, directly or indirectly, of increasing the proportionate share of outstanding shares of any class of equity or convertible securities of a corporation owned by an interested shareholder.

The supermajority voting requirement does not apply if a majority of the directors not associated with such an interested shareholder approves the transaction or certain other requirements regarding consideration paid are met.
Ohio law contains several anti-takeover provisions which apply to corporations like the Company. The Company is subject to these provisions because there are no opt-out provisions in the Amended and Restated Articles of Incorporation or Amended and Restated Regulations with respect to these provisions.
Chapter 1704 of the Ohio General Corporation Law applies to a broad range of business combinations between an Ohio corporation and an interested shareholder. The Ohio law definition of “business combination” includes mergers, consolidations, combinations or majority share acquisitions. An “interested shareholder” is defined as a shareholder who, directly or indirectly, exercises or directs the exercise of 10% or more of the voting power of the corporation. Chapter 1704 of the Ohio General Corporation Law restricts corporations from engaging in business combinations with interested shareholders, unless the articles of incorporation provide otherwise, for a period of three years following the date on which the shareholder became an interested shareholder, unless the directors of the corporation have approved the business combination or the interested shareholder’s acquisition of shares of the corporation prior to the date the shareholder became an interested shareholder. After the initial three-year moratorium, Chapter 1704 prohibits such transactions absent approval by the directors of the interested shareholder’s acquisition of shares of the corporation prior to the date that the shareholder became an interested shareholder, approval by disinterested shareholders of the corporation or the transaction meeting certain statutorily defined fair price provisions.
Under Section 1701.831 of the Ohio General Corporation Law, unless the articles of incorporation or regulations provide otherwise, any control share acquisition of a corporation can only be made with the prior approval of the corporation’s shareholders. A “control share acquisition” is defined as any acquisition of shares of a corporation that, when added to all other shares of that corporation owned by the acquiring person, would enable that person to exercise levels of voting power in any of the following ranges: at least 20% but less than 33-1/3%; at least 33-1/3% but less than 50%; or 50% or more.
Item 5. Interests of Named Experts and Counsel.

Not Applicable.

Item 6. Indemnification of Directors and Officers.

There are no provisions in the Company’s Amended and Restated Articles of Incorporation by which an officer or director may be indemnified against any liability which he or she may incur in his or her capacity as such. However, the Company has indemnification provisions in its Amended and Restated Regulations which provide the Company will, to the full extent permitted by Ohio law, indemnify all persons whom it may indemnify thereto. Reference is made to Section 1701.13(E) of the Ohio Revised Code which provides for indemnification of directors and officers in certain circumstances. The foregoing references are necessarily subject to the complete text of the Amended and Restated Regulations and the statute referred to above and are qualified in their entirety by reference thereto.

The Company provides liability insurance for its directors and officers for certain losses arising from certain claims and charges, including claims and charges under the Securities Act of 1933, which may be made against such persons while acting in their capacities as directors and officers of the Company.

Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The Exhibits filed as part of this Registration Statement are described in the Exhibit Index included in this filing.

Item 9. Undertakings.

(1)	The undersigned registrant hereby undertakes:

(a)	To file, during any period in which offers or sales of the securities registered hereunder are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

Provided, however, that clauses (i) - (ii) of this undertaking will only apply to the extent that the information required to be in a post-effective amendment in clauses (i) - (ii) hereof is not contained in periodic reports filed or furnished by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement;

(b)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(c)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(2)The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati and State of Ohio, on the 8th day of November, 2013.

CINCINNATI BELL INC.

By:	/s/ Christopher J. Wilson *
Christopher J. Wilson
Vice President, General Counsel and
Secretary

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Principal Executive Officer:

/s/ Theodore H. Torbeck *
Theodore H. Torbeck
President and Chief Executive Officer

Principal Financial Officer:
/s/ Leigh R. Fox *
Leigh R. Fox
Chief Financial Officer

Principal Accounting Officer:
/s/ Joshua T. Duckworth *
Joshua T. Duckworth
Controller

Directors:

John F. Cassidy*
Phillip R. Cox*
Jakki L. Haussler*
Craig F. Maier*
Russel P. Mayer*
Theodore H. Schell*
Alan R. Schriber*
Theodore H. Torbeck*
Lynn A. Wentworth*
John M. Zrno*

*By:	/s/ Christopher J. Wilson
Christopher J. Wilson
as attorney in fact for each person
November 8, 2013

Pursuant to the requirements of the Securities Act of 1933, the trustees of the plan (or other persons who administer the employee benefit plan) have duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cincinnati, State of Ohio, on November 8, 2013.

CINCINNATI BELL INC. SAVINGS AND SECURITY PLAN

By:	Cincinnati Bell Inc.

By:	/s/ Christopher J. Wilson
Christopher J. Wilson
Vice President, General Counsel & Secretary

EXHIBIT INDEX

Exhibit	Description
3.1*	The Amended and Restated Articles of Incorporation of Cincinnati Bell, Inc. (Exhibit 3.1 to Current Report on Form 8-K, date of Report April 25, 2008, File No. 1-8519).

3.2*	The Amended and Restated Regulations of Cincinnati Bell Inc. (Exhibit 3.2 to Form 8-K, date of Report April 25, 2008, File No. 1-8519).

4.1
Provisions of the Amended and Restated Articles of Incorporation and the Amended and Restated Regulations of the registrant which define the rights of holders of Common Shares and Preferred Shares are incorporated by reference to such Amended and Restated Articles filed as Exhibit 3.1 and such Amended and Restated Regulations filed as Exhibit 3.2.

5	Opinion and consent of Frost Brown Todd LLC

10	Cincinnati Bell Inc. Savings and Security Plan, as amended

23.1	Consent of Frost Brown Todd LLC (contained in Exhibit 5)

23.2	Consent of Deloitte & Touche LLP

23.3	Consent of Barnes, Dennig & Co., LTD

24	Powers of Attorney
__________________________________

*	Exhibits identified in parenthesis, on file with the Securities and Exchange Commission, are incorporated herein by reference as exhibits hereto.